Exhibit 99.3

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024

Responsibility for Financial Statements

The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with International Financial Reporting Standards and the use of estimates and judgements by management to present fairly and consistently the consolidated financial position of the Company.  Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists.

The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The consolidated financial statements have been audited by KPMG LLP, our independent auditor.  Its report outlines the scope of its examination and expresses its opinions on the consolidated financial statements and internal control over financial reporting.

/s/ “David D. Cates”	/s/ “Elizabeth Sidle”

David D. Cates	Elizabeth Sidle
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer

March 10, 2026

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control–Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2025 has been audited by KPMG LLP, our independent auditor, as stated in its report which appears herein.

Changes to Internal Control over Financial Reporting

There has not been any change in the Company’s internal control over financial reporting during the twelve months ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416 777 8500

Fax 416 777 8818

Report Of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Denison Mines Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Denison Mines Corp. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 10, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Convertible Senior Unsecured Notes

As discussed in Note 14 to the consolidated financial statements, the Company issued USD$345,000,000 ($476,307,000) of Convertible Notes and as discussed in Note 3C to the consolidated financial statements, the Company measures the fair value of the Convertible Notes’ conversion and redemption embedded derivatives using a Partial Differential Equation valuation model. Key assumptions into the model include the Company’s volatility risk and credit spread. Other key inputs in the model include the Company’s share price, risk-free rate and trading price of the Convertible Notes. Changes to these inputs and assumptions could have a significant impact on the measurement of the instrument.

We identified the determination of the fair value of the conversion and redemption embedded derivatives contained in the Convertible Notes (the “embedded derivatives”) upon initial recognition and as of December 31, 2025 as a critical audit matter. Significant auditor judgment was required to assess the volatility and credit spread assumptions that the Company used in the determination of the fair values. These assumptions were especially challenging to evaluate, as small changes could have resulted in significant fluctuations in the fair values of the embedded derivatives.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and implementation and tested the operating effectiveness of certain internal controls over the Company’s estimation of the volatility and credit spread assumptions upon initial recognition and as of December 31, 2025. In addition, we involved valuation professionals with specialized skills and knowledge who assisted in:

●	evaluating the Company’s credit spread assumption used in the determination of the fair values of the embedded derivatives upon initial recognition and as of December 31, 2025 by performing an independent recalculation using data obtained from third party sources;
●	evaluating the Company’s volatility assumption used in the determination of the fair values of the embedded derivatives upon initial recognition and as of December 31, 2025 by comparing the Company’s assumption to information derived from publicly available third-party sources.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2020.

Toronto, Canada

March 10, 2026

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416 777 8500

Fax 416 777 8818

Report Of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Denison Mines Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Denison Mines Corp.’s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 10, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 10, 2026

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Canadian dollars (“CAD”) except for share amounts)
	At December 31	At December 31
	2025	2024

ASSETS
Current
Cash and cash equivalents (note 4)	$465,918	$108,518
Trade and other receivables	5,332	3,075
Inventories (note 5)	12,267	3,746
Investments-equity instruments (note 6)	11,961	6,292
Investments-uranium (note 6)	61,560	—
Prepaid expenses and other	3,195	2,093
	560,233	123,724
Non-Current
Inventories-ore in stockpiles (note 5)	2,098	2,098
Investments-equity instruments (note 6)	5,951	1,755
Investments-uranium (note 6)	128,716	231,088
Investments-debt instruments (note 6)	11,768	13,000
Capped Call derivative options (note 14)	47,993	—
Investments-joint venture (note 7)	19,450	20,663
Restricted cash and investments (note 8)	11,830	11,624
Property, plant and equipment (note 9)	316,926	259,661
Other long-term assets	1,109	—
Total assets	$1,106,074	$663,613

LIABILITIES
Current
Accounts payable and accrued liabilities (note 10)	$41,202	$21,333
Current portion of long-term liabilities:
Deferred revenue (note 11)	4,517	4,501
Reclamation obligations (note 12)	1,060	1,713
Other liabilities (note 13)	5,342	6,344
	52,121	33,891
Non-Current
Deferred revenue (note 11)	35,628	29,492
Reclamation obligations (note 12)	33,544	30,601
Convertible Notes (note 14)	612,164	—
Other liabilities (note 13)	2,658	2,936
Deferred income tax liability (note 15)	1,589	2,371
Total liabilities	737,704	99,291

EQUITY
Share capital (note 16)	1,683,831	1,665,189
Contributed surplus	76,229	73,311
Deficit	(1,393,288)	(1,176,000)
Accumulated other comprehensive income (note 18)	1,598	1,822
Total equity	368,370	564,322
Total liabilities and equity	$1,106,074	$663,613
Issued and outstanding common shares (note 16)	901,610,950	895,713,101

Commitments and contingencies (note 23)

Subsequent events (note 25)

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board of Directors
/s/ ‘Jennifer Traub’	/s/ ‘Patricia M. Volker’

Jennifer Traub	Patricia M. Volker
Chair of the Board	Director

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in thousands of CAD dollars except for share and per share amounts)
	Year Ended December 31
	2025	2024

REVENUES (note 20)	$4,918	$4,023

EXPENSES
Operating expenses (note 20)	(5,660)	(4,815)
Exploration (note 20)	(17,191)	(11,973)
Evaluation (note 20)	(48,242)	(33,991)
General and administrative (note 20)	(19,564)	(16,495)
Other income (loss) (note 19)	24,385	(31,249)
	(66,272)	(98,523)
Loss before net finance expense, equity accounting and taxes	(61,354)	(94,500)

Finance (expense) income, net (note 19)	(159,581)	2,658
Equity pick up-investment in associates (note 6)	(1,772)	—
Equity pick up-joint venture (note 7)	(1,213)	16
Loss before taxes	(223,920)	(91,826)
Deferred Income tax recovery (note 15)	6,632	236
Net loss from continuing operations	(217,288)	(91,590)
Net income from discontinued operations, net of income taxes (note 20)	—	471
Net loss for the period	$(217,288)	$(91,119)

Other comprehensive income (note 18):
Items that are or may be subsequently reclassified to income:
Foreign currency translation change	(224)	4
Comprehensive loss for the period	$(217,512)	$(91,115)

Basic net loss per share:
Continuing operations	$(0.24)	$(0.10)
Discontinued operations	$0.00	$0.00

Diluted net loss per share:
Continuing operations	$(0.24)	$(0.10)
Discontinued operations	$0.00	$0.00

Weighted-average number of shares outstanding (in thousands):
Basic	896,600	892,238
Diluted	896,600	892,238

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of CAD dollars)
	Year Ended December 31
	2025	2024

Share capital (note 16)
Balance-beginning of period	$1,665,189	$1,655,024
Shares issued for cash, net of issue costs	14,185	13,378
Flow-through share premium	(4,730)	(5,850)
Other shares issued, net of issue costs	6,048	95
Share options exercised-cash	1,310	1,373
Share options exercised-transfer from contributed surplus	646	647
Share units exercised-transfer from contributed surplus	1,183	522
Balance-end of period	1,683,831	1,665,189

Contributed surplus
Balance-beginning of period	73,311	69,823
Share-based compensation expense (note 17)	4,747	4,657
Share options exercised-transfer to share capital	(646)	(647)
Share units exercised-transfer to share capital	(1,183)	(522)
Balance-end of period	76,229	73,311

Deficit
Balance-beginning of period	(1,176,000)	(1,084,881)
Net loss	(217,288)	(91,119)
Balance-end of period	(1,393,288)	(1,176,000)

Accumulated other comprehensive income (note 18)
Balance-beginning of period	1,822	1,818
Foreign currency translation	(224)	4
Balance-end of period	1,598	1,822

Total Equity
Balance-beginning of period	$564,322	$641,784
Balance-end of period	$368,370	$564,322

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW

(Expressed in thousands of CAD dollars)
	Year Ended December 31
	2025	2024

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period	$(217,288)	$(91,119)
Adjustments and items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	17,773	9,929
Fair value change losses (gains):
Investments-equity instruments (notes 6 and 19)	(3,747)	4,934
Investments-uranium (notes 6 and 19)	(13,439)	32,129
Investments-debt instruments (notes 6 and 19)	1,232	2,565
Deferred consideration (note 6)	(520)	—
Investments-Capped Call options (notes 14 and 19)	829	—
Convertible notes -Embedded Derivates (notes 14 and 19)	111,357	—
Day one loss on convertible notes (notes 14 and 19)	36,021	—
Uranium pre-payment (note 11)	8,235	—
Investment in associate-equity pick up (note 6)	1,772	—
Joint venture-equity pick up (note 7)	1,213	(16)
Recognition of deferred revenue (note 11)	(4,918)	(4,023)
Loss (gain) on property, plant and equipment disposals	18	(162)
Post-employment benefit payments (note 13)	(40)	(119)
Reclamation obligation income statement adjustment (note 12)	(1,593)	(1,823)
Reclamation obligation expenditures (note 12)	(1,141)	(2,491)
Share-based compensation (note 17)	4,747	4,657
Foreign exchange gain (note 19)	(2,835)	(2,278)
Deferred income tax recovery (note 15)	(6,632)	(236)
Change in non-cash operating working capital items (note 19)	808	7,669
Net cash used in operating activities	(68,148)	(40,384)

INVESTING ACTIVITIES
Additions of property, plant and equipment (note 9)	(50,496)	(7,690)
Proceeds on disposal of investment – uranium (note 6)	54,251	13,598
Purchase of equity investments (note 6)	(4,299)	(1,972)
Purchase of Capped Call derivative options (note 14)	(48,822)	—
Proceeds on disposal of property, plant and equipment	55	240
Decrease in restricted cash and investments (note 8)	(206)	(393)
Purchase of investment in joint venture (note 7)	—	(3,357)
Net cash (used in) provided by investing activities	(49,517)	426

FINANCING ACTIVITIES
Proceeds from Convertible Notes, net of issue costs (note 14)	458,994	—
Proceeds from share issues, net of cash paid issue costs (note 16)	14,496	14,082
Proceeds from share options exercised (note 16)	1,310	1,373
Repayment of debt obligations (note 13)	(517)	(301)
Net cash provided by financing activities	474,283	15,154

Increase/(Decrease) in cash and cash equivalents	356,618	(24,804)
Foreign exchange effect on cash and cash equivalents	782	2,268
Cash and cash equivalents, beginning of period	108,518	131,054
Cash and cash equivalents, end of period	$465,918	$108,518

Supplemental cash flow disclosure (note 19)

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in CAD dollars except for shares and per share amounts)

1.NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, which can include acquisition, exploration, development and mining of uranium bearing properties, as well as the processing and selling of, and investing in, uranium.

Denison’s property interests are focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95.0% interest in the Wheeler River Joint Venture (“WRJV”), which owns the Company’s flagship Wheeler River Uranium Project. Denison has direct ownership interests in properties covering ~457,000 hectares in the Athabasca Basin region, including a 70.55% interest in the Waterbury Lake Uranium Limited Partnership (“WLULP”), a 25.17% interest in the Midwest Joint Venture (“MWJV”) and a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill and the McClean North mine. The McClean Lake mill is contracted to provide toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 11). The McClean North mine uses the MLJV’s patented Surface Access Borehole Resource Extraction (“SABRE”) mining method and was commissioned in 2025.

Through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds further indirect interests in various uranium project joint ventures in Canada, including the Millennium project (JCU 30.099%), the Kiggavik project (JCU 33.8118%), and the Christie Lake project (JCU 34.4508%). See note 7 for details.

DMC is established under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

References to “2025” and “2024” refer to the year ended December 31, 2025 and the year ended December 31, 2024, respectively.

2.STATEMENT OF COMPLIANCE, ACCOUNTING POLICIES AND COMPARATIVE NUMBERS

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were approved by the board of directors for issue on March 10, 2026.

Material accounting policies

These consolidated financial statements are presented in Canadian dollars (“CAD”) and all financial information is presented in CAD, unless otherwise noted.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, revenues and expenses. Actual results may vary from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The Company has considered the amendment to IAS 21: The effects of changes in foreign exchange rates, which is effective for annual periods beginning on or after January 1, 2025 and has concluded that this amendment has no impact on the Company’s consolidated financial statements.

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 “Earnings per Share” were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its financial statements.

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The key changes included clarification on the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to financial liabilities settled through electronic payment system, including an option to utilize an accounting policy for early derecognition. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (“ESG”)-linked features and other similar contingent features. The IASB also added disclosure requirements to provide additional transparency regarding equity investments designated at fair value through other comprehensive income and financial instruments with contingent features, such as those related to ESG requirements. The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company has concluded that this amendment has no impact on the Company’s consolidated financial statements.

The material accounting policies used in the preparation of these consolidated financial statements are described below:

A.Consolidation principles

The financial statements of the Company include the accounts of DMC, its subsidiaries and its joint arrangements (see note 24).

Subsidiaries

Subsidiaries are entities over which the DMC group of entities have control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group and are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated.

Joint arrangements

A joint arrangement is a contractual arrangement of which the DMC group of entities and another independent party have joint control. Joint arrangements are either joint operations or joint ventures. The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement. The Company determines the type of joint arrangement in which it is involved by considering the structure and form of the arrangement, the terms agreed by the parties in the contractual arrangement and other facts and circumstances such as the parties’ rights and obligations arising from the arrangement.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Joint operations are contractual arrangements which involve joint control between parties which have rights to the assets, and obligations for the liabilities, relating to the joint arrangement. The consolidated financial statements of the Company include its share of the assets in such joint operations, together with its share of the liabilities and the revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement.

A joint venture is a joint arrangement over which the Company shares joint control and which provides the Company with the rights to the net assets of the joint arrangement. Joint ventures are accounted for using the equity method. Under the equity method, investments in joint ventures are initially recorded at cost and adjusted thereafter to record the Company’s share of post-acquisition earnings or loss of the joint venture as if the joint venture had been consolidated. The carrying value of investments in joint ventures is also increased or decreased to reflect the Company’s share of capital transactions, including amounts recognized in “Other comprehensive income or loss”, and for accounting changes that relate to periods subsequent to the date of acquisition.

B.Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each entity in the DMC group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Primary and secondary indicators are used to determine the functional currency. Primary indicators include the currency that mainly influences sales prices, labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and in which receipts from operating activities are usually retained. Typically, the local currency has been determined to be the functional currency of Denison’s entities.

The financial statements of entities that have a functional currency different from the presentation currency of DMC (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities at the closing rate at the date of the statement of financial position, and income and expenses at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in “Other comprehensive income or loss” as cumulative foreign currency translation adjustments.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in “Other comprehensive income or loss” related to the foreign operation are recognized in the statement of income or loss.

Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income or loss as transactional foreign exchange gains or losses.

C.Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of a financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract are discharged, cancelled or expire.

At initial recognition, the Company classifies its financial instruments in the following categories:

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Financial assets and liabilities at fair value through profit or loss (“FVTPL”)

A financial asset is classified in this category if it is a derivative instrument, an equity instrument for which the Company has not made the irrevocable election to classify as fair value through Other comprehensive income (“FVTOCI”), or a debt instrument that is not held within a business model whose objective includes holding the financial asset in order to collect contractual cash flows that are solely payments of principal and interest. Derivative financial liabilities and contingent consideration liabilities related to business combinations are also classified in this category. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income or loss. Gains and losses arising from changes in fair value are presented in the statement of income or loss – within “Other income (expense)” in the period in which they arise for equity investments in shares and warrants, uranium investments, and debt instrument investments. For the Company’s investments in capped-calls, fair value movements are presented in Finance Expense (note 14 and 19).

On August 15, 2025, the Company completed the issuance of Convertible Senior Unsecured Notes (the “Convertible Notes”). The Convertible Notes are an interest-bearing debt instrument, under the terms of which the Company has the right to settle all or part of the instrument in cash on the conversion date. As the Convertible Notes contain conversion and redemption features that give the holder and Company the right to convert before maturity, under certain circumstances, the Convertible Notes are classified as a financial liability with embedded derivatives. The Company elected to account for the Convertible Notes as a hybrid instrument, with the embedded derivatives at FVTPL and the host debt at amortized cost. The debt component of the Convertible Notes is presented on the Consolidated Statement of Financial Position and was initially recognized as the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivatives and is subsequently recognized at amortized cost using the effective interest rate method. The embedded derivatives represent the conversion and redemption features of the Convertible Notes (note 14) and are (i) initially classified as a financial liability measured at fair value; and (ii) subsequently recognized at fair value with changes in fair value recognized in net earnings or loss.

The day one loss of $36,021,000 recorded on the Convertible Notes related to the market price exceeding the face value on the date of issuance. IFRS 9 requires the loss to be recorded in the statement of income or loss, as the fair value of the Convertible Notes was based on a quoted price in an active market, as a Level 1 input, per IFRS 13, Fair Value Measurement.

Transaction costs are combined with the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest rate method. With the Convertible Notes transaction, the Company has elected to allocate all the transaction costs to the host liability, and none were allocated to the embedded derivatives. The transaction costs will be amortized into income using the effective interest method.

Financial assets at amortized cost

A financial asset is classified in this category if it is a debt instrument and / or other similar asset that is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows (i.e. principal and interest). Financial assets in this category are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method less any provisions for impairment. Interest income is recorded in the statement of income or loss through “Finance income”.

Cash and cash equivalents, restricted cash, and trade and other receivables are classified as financial assets at amortized cost.

Financial liabilities at amortized cost

Financial liabilities not recorded as FVTPL are recorded at a carrying value equal to the present value of the contractual cash flows, less any directly attributable transaction costs, which are amortized to the statement of income or loss through Finance Expense using the effective interest method.

Accounts payable and accrued liabilities, debt obligations and the host-liability component of the Convertible Notes are classified as financial liabilities at amortized cost.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Refer to the “Fair Value of Financial Instruments” section of note 22 for the Company’s classification of its financial assets and liabilities within the fair value hierarchy.

D.Impairment of financial assets

At each reporting date, the Company assesses the expected credit losses (“ECLs”) associated with its financial assets that are not carried at FVTPL. ECLs are calculated based on the difference between the contractual cash flows and the cash flows that the Company expects to receive, discounted, where applicable, based on the asset’s original effective interest rate.

For “Trade receivables”, the Company calculates ECLs based on historical credit loss experience, adjusted for forward-looking factors specific to debtors and the economic environment. In recording an impairment loss, the carrying amount of the asset is reduced by this ECL either directly or indirectly through the use of an allowance account.

E.Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in future uranium concentrate production, are deferred and accumulated as ore in stockpiles, in-process inventories and concentrate inventories. These amounts are carried at the lower of weighted average cost or net realizable value (“NRV”). NRV is calculated as the estimated future uranium concentrate selling price in the ordinary course of business (net of selling costs) less the estimated costs to complete production of the inventory into a saleable form.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs and mining depreciation costs are added to the stockpile as incurred and removed from the stockpile based upon the weighted average cost per ton of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Items are valued at weighted average cost.

Materials and other supplies held for use in the production of inventories are carried at weighted average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds NRV, the materials are written down to NRV. In such circumstances, the replacement cost of the materials may be the best available measure of their NRV.

F.Investments-uranium

The Company’s acquired uranium investments are held for long-term capital appreciation. Investments in uranium are initially recorded at cost, on the date that control of the uranium passes to the Company.

Cost includes the purchase price and any directly attributable transaction costs. Subsequent to initial recognition, investments in uranium are measured at fair value at each reporting period end. Fair value is determined based on the most recent month-end spot price for uranium published by UxC LLC (“UxC”) and converted to Canadian dollars using the foreign exchange rate at the date of the consolidated statement of financial position. Related fair value gains and losses recognized subsequent to initial recognition are recorded in the consolidated statement of income (loss) as a component of “Other income (expense)” in the period in which they arise.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

G.Property, plant and equipment

Plant and equipment

Plant and equipment are recorded at acquisition cost or cost to construct and carried net of depreciation and impairments. Cost includes expenditures incurred by the Company that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of income and loss during the period in which they are incurred.

Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight-line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to twenty years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current estimated mine plan. When assets are retired or sold, the resulting gains or losses are reflected in the statement of income or loss as a component of “Other income (expense)”. The Company allocates the amount initially recognized in respect of an item of plant and equipment to its significant parts and depreciates separately each such part over its useful life. Residual values, methods of depreciation and useful lives of the assets are reviewed at least annually and adjusted prospectively, if appropriate.

Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

Buildings	15 - 20 years;
Production machinery and equipment	5 - 7 years;
Other assets	3 - 5 years.

Mineral property acquisition, exploration, evaluation and development costs

Costs relating to mineral and / or exploration rights acquired through a business combination or asset acquisition are capitalized and reported as part of “Property, plant and equipment”.

Exploration and Evaluation expenditures are expensed as incurred.

Once commercial viability and technical feasibility for a project has been established, the project is classified as a “Development Stage” mineral property, an impairment test is performed on the transition, and all further development costs are capitalized to the asset.

Once a development stage mineral property goes into commercial production, the project is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable reserves and resources in the current mine plan using a unit of production basis.

Proceeds received from the sale of an interest in a property are credited against the carrying value of the property, with any difference recorded in the statement of income or loss as a gain or loss on sale within “Other income (expense)”.

Lease assets (and lease obligations)

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●	the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

●	the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
●	the Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either (a) the Company has the right to operate the asset; or (b) the Company designed the asset in a way that predetermines how and for what purpose it will be used.

If the contract contains a lease, the Company accounts for the lease and non-lease components separately. For the lease component, a right-of-use asset and a corresponding lease liability are set-up at the date at which the leased asset is available for use by the Company. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

The lease payments associated with the lease liability are discounted using either the interest rate implicit in the lease, if available, or the Company’s incremental borrowing rate. Each lease payment is allocated between the liability and the finance cost (i.e. accretion) so as to produce a constant rate of interest on the remaining lease liability balance.

H.Impairment of non-financial assets

For investments accounted for using the equity method (joint ventures and investments in associates), at each reporting date the Company determines whether there is objective evidence that the investment is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the investment and it’s carrying value, and then recognizes the loss within “Equity share of loss” in the statement of income or loss.

Property, plant and equipment assets are assessed at the end of each reporting period to determine if there is any indication that the asset may be impaired. If any such indication exists, an estimate of the recoverable amount of the asset is made. For the purpose of measuring recoverable amounts, assets are grouped at the lowest level, or cash generating unit (“CGU”), for which there are separately identifiable cash inflows. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU, as determined by management). An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount.

Mineral property assets are assessed for impairment using the impairment indicators under IFRS 6 “Exploration for and Evaluation of Mineral Resources” up until the commercial viability and technical feasibility for the property is established. From that point onwards, mineral property assets are tested for impairment using the impairment indicators of IAS 36 “Impairment of Assets”.

Impairment losses on non-financial assets recognized in prior periods are assessed whenever events or changes in circumstances indicate that the impairment may have reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in earnings.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

I.Employee benefits

Share-based compensation

The Company uses a fair value-based method of accounting for share options to employees. The fair value is determined using the Black-Scholes option pricing model on the date of the grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period as an increase in share-based compensation expense and the contributed surplus account. When such share options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

The Company also has a share unit plan pursuant to which it may grant share units to employees – the share units are equity-settled awards. The Company determines the fair value of the awards on the date of grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period, as an increase in share-based compensation expense and the contributed surplus account. When such share units are settled for common shares, the applicable amounts of contributed surplus are credited to share capital.

J.Reclamation provisions

Reclamation provisions, which are legal and constructive obligations related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred, and a reasonable estimate of the value can be determined. These obligations are measured initially at the present value of expected cash flows using a pre-tax discount rate reflecting risks specific to the liability and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the statement of income or loss. Changes in the amount or timing of the underlying future cash flows or changes in the discount rate are immediately recognized as an increase or decrease in the carrying amounts of the related asset, if one exists, and liability. These costs are amortized to the results of operations over the life of the asset. Where no asset exists, the changes are captured in the statement of income (loss) and comprehensive income (loss). Reductions in the amount of the liability are first applied against the amount of the net reclamation asset with any excess value being recorded in the statement of income or loss.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore, and monitor closed resource properties are charged against the related reclamation liability.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

K.Current and deferred income tax

Current income tax payable is based on taxable income for the period. Taxable income differs from income as reported in the statement of income or loss because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income taxes are accounted for using the balance sheet liability method. Deferred income tax assets and liabilities are computed based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases used in the computation of taxable income. Computed deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and investments, and interests in joint ventures, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to the statement of income or loss (or comprehensive income or loss in some specific cases), except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recorded within equity.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

L.Flow-through common shares

The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares, whereby the Canadian income tax deductions relating to these expenditures are claimable by the subscribers and not by the Company. The proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the quoted price of the Company’s existing shares and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium when the shares are issued and is extinguished when the tax effect of the temporary differences, resulting from the renunciation of the tax deduction to the flow-through shareholders, is recorded - with the difference between the liability and the value of the tax assets renounced being recorded as a deferred tax expense. The tax effect of the renunciation is recorded at the time the Company makes the renunciation to its subscribers – which may differ from the effective date of renunciation. If the flow-through shares are not issued at a premium, a liability is not established, and on renunciation the full value of the tax assets renounced is recorded as a deferred tax expense.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

M.Revenue recognition

Revenue from pre-sold toll milling services

Revenue from the pre-sale of toll milling arrangement cash flows is recognized as the toll milling services are provided. At contract inception, the Company estimates the expected transaction price of the toll milling services being sold based on available information and calculates an average per unit transaction price that applies over the life of the contract. This unit price is used to draw-down the deferred revenue balance as the toll milling services occur. When changes occur to the expected timing, or volume of toll milling services, the per unit transaction price is adjusted to reflect the change (such review to be done annually, at a minimum), and a cumulative catch-up adjustment is made to reflect the updated rate. The amount of the upfront payment received from the toll milling pre-sale arrangements includes a significant financing component due to the longer-term nature of such agreements. As such, the Company also recognizes accretion expense on the deferred revenue balance which is recorded in the statement of income or loss through “Finance expense, net”.

N.Earnings (loss) per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the net income or loss for the period attributable to equity owners of DMC by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method.

3.CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

The following is a list of the accounting judgements and estimates that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liabilities, revenue or expense being reported. Actual results may differ from these estimates.

A.Mineral property impairment reviews and impairment adjustments

At each reporting date, the Company assesses whether there is an indicator that its mineral properties may be impaired. Judgement is applied in identifying whether or not an indicator exists. Impairment indicators exist when facts and circumstances suggest that the carrying amount of a mineral property may exceed its recoverable amount. Both internal and external sources of information are considered when determining the presence of an impairment indicator or an indicator of reversal of a previous impairment. Judgement is required when identifying indicators of impairment which include results from exploration programs during the reporting period, a decline in the reserves and resources by property, and events or changes to the operations such as: a) unfavourable changes in the property or project economics; b) environmental restrictions on development; c) the period for which the Company has the right to explore in the specific area has expired or will expire in the next 12 months and is not expected to be renewed; and d) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned. Judgement is also required when considering whether significant positive changes in any of these items indicate a previous impairment may have reversed.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal or value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

B.Reclamation obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed, or a constructive or legal obligation exists. The valuation of the liability typically involves identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

C.Note conversion, redemption feature and capped call options

The Company measures the fair value of the Convertible Notes’ conversion and redemption embedded derivatives using a Partial Differential Equation valuation model. Additionally, the make-whole provision within the Convertible Notes was valued using a Monte Carlo valuation model. Key assumptions into the model include the Company’s volatility risk and credit spread. Other key inputs in the model include the Company’s share price, risk-free rate and trading price of the Convertible Notes. The Company measures the fair value of the Capped Call options using a Monte Carlo simulation. Key assumptions into the model include strike and cap price of the option, the Company’s share price, the Company’s volatility rate and credit spread of the issuers of the options. Changes to these inputs and assumptions could have a significant impact on the measurement of the instruments. There is significant estimation uncertainty with respect to the application of the key assumptions in determining the fair value of the Convertible Notes and Capped Calls. The initial valuation of the Capped Calls resulted in a difference between the transaction price and the fair value on initial recognition of $19,143,000. In the Company’s judgement, the fair value of the capped calls was equal to the transaction price which was agreed between Denison and the parties and the difference between the transaction price and the valuation calculated using the Monte Carlo model was deemed to be due to unobservable inputs. As such, the difference was deferred and will be amortized over the contractual life of the options.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

4.CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At December 31	At December 31
(in thousands)	2025	2024

Cash	$11,620	$1,113
Cash in MLJV and MWJV	1,970	2,969
Cash equivalents	452,328	104,436
	$465,918	$108,518

Cash equivalents consist of various investment savings account instruments and money market funds, all of which are short term in nature, highly liquid and readily convertible into cash.

5.INVENTORIES

The inventories balance consists of:

	At December 31	At December 31
(in thousands)	2025	2024

Inventory of MLJV - McClean North
Ore stockpile	$1,018	$—
Ore in circuit	135	—
Uranium in Concentrates	6,847	—
Inventory of MLJV – historic Sue ore stockpile	2,098	2,098
Mine and mill supplies in MLJV	4,267	3,746
	$14,365	$5,844

Inventories-by balance sheet presentation:
Current	$12,267	$3,746
Long term-ore in stockpiles	2,098	2,098
	$14,365	$5,844

In June 2025, production commenced at the Company’s 22.5% owned McClean North mine. During 2025, the Company incurred $4,239,000 in mining costs, $1,840,000 in processing costs, and $1,921,000 in costs associated with the amortization of mining and processing assets. The Company did not sell any uranium inventory from MLJV production during 2025 and all costs have been recorded within inventory at December 31, 2025.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

6.INVESTMENTS

The investments balance consists of:

	At December 31	At December 31
(in thousands)	2025	2024

Investments:
Equity instruments
Shares	$11,949	$6,280
Warrants	1,131	280
Investment in Associates	4,832	1,487
Debt Instruments	11,768	13,000
Physical Uranium	190,276	231,088
	$219,956	$252,135

Investments-by balance sheet presentation:
Current	$73,521	$6,292
Long-term	146,435	245,843
	$219,956	$252,135

The investments continuity summary is as follows:

	Equity	Investment in	Debt	Physical	Total
(in thousands)	Instruments	Associates	Instruments	Uranium	Investments

Balance-January 1, 2024	$10,517	$—	$15,565	$276,815	$302,897
Sale of investments	—	—	—	(13,598)	(13,598)
Acquisition of investments	977	1,487	—	—	2,464
Change in fair value gain to profit and (loss) (note 19)	(4,934)	—	(2,565)	(32,129)	(39,628)
Balance- December 31, 2024	$6,560	$1,487	$13,000	$231,088	$252,135

Sale of investments	—	—	—	(54,251)	(54,251)
Acquisition of investments	2,773	5,117	—	—	7,890
Change in fair value gain to profit and (loss) (note 19)	3,747	—	(1,232)	13,439	15,954
Equity pick up of associates	—	(1,772)	—	—	(1,772)
Balance-December 31, 2025	$13,080	$4,832	$11,768	$190,276	$219,956

Investment in equity instruments and debt instruments

At December 31, 2025, the Company holds equity instruments consisting of shares and warrants in publicly traded companies as well as convertible debt instruments. Non-current instruments consist of warrants in publicly traded companies exercisable for a period more than one year after the balance sheet date, investment in associates, as well as convertible debt instruments convertible and redeemable for a period more than one year after the balance sheet date.

Investment in associates

At December 31, 2025, the Company has investments in two entities, whereby significant influence can be demonstrated, and the investments are accounted for as investment in associates.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

In October 2024, Denison completed a transaction with Foremost Clean Energy Ltd. (“Foremost”), which grants Foremost a multi-phase option to acquire up to 70% of Denison’s interest in 10 non-core uranium exploration properties.

The Company accounts for its investment in Foremost as an investment in an associate using the equity method, as it has determined it has significant influence over Foremost, due to Denison’s board representation rights. Denison records its equity share of earnings (loss) in Foremost one quarter in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting. During 2025, the Company exercised its rights under its Investor Rights Agreement with Foremost to maintain its shareholding position, purchasing 485,000 shares of Foremost for $1,067,000. As at December 31, 2025, based on the most recent publicly available information, the Company owns 17.89% of the issued and outstanding common shares of Foremost (holding 2,462,410 Foremost common shares) and its equity pick up of Foremost amounted to a loss of $1,361,000 for the year ended December 31, 2025.

In January 2025, Denison closed a transaction with Cosa Resources Corp (“Cosa”), under which Cosa acquired a 70% interest in Denison’s Murphy Lake North, Darby, and Packrat properties (collectively the “Cosa Transaction”).

As partial consideration for the Cosa Transaction, Cosa issued 14,195,506 common shares to Denison, equivalent to 19.95% of the outstanding common shares of Cosa following completion of the Cosa Transaction.

Additionally, Cosa will be required to:

●	issue Denison a further $2,250,000 in deferred consideration shares within a five-year period beginning at the closing date of the transaction;
●	fund 100% of the next $1,500,000 in exploration expenditures on Murphy Lake North by December 31, 2027, otherwise Denison’s ownership interest in the property will increase to 51% and Denison will become the operator; and
●	fund 100% of the next $5,000,000 in exploration expenditures on Darby by September 30, 2029, otherwise Denison’s ownership interest in the property will increase to 51% and Denison will become the operator.

In 2025, the Company participated in a private placement to maintain its approximate ownership percentage interest in Cosa and acquired an additional 4,835,358 common shares and 2,417,679 share purchase warrants for total consideration of $1,232,000.

The Company accounts for its investment in Cosa as an investment in an associate using the equity method, as it has determined that it has significant influence over Cosa, due to board representation rights. Denison records its equity share of earnings (loss) in Cosa one quarter in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting. As of December 31, 2025, based on the most recent publicly available information the Company owns 16.87% of the issued and outstanding common shares of Cosa (holding 16,723,172 Cosa common shares) and its equity pick up of Cosa amounted to a loss of $411,000 for the year ended December 31, 2025.

Investment in debt instruments

In 2023, the Company completed a $15,000,000 strategic investment in F3 Uranium Corp. (“F3”) in the form of unsecured convertible debentures (the “Debentures”). The Debentures carry a 9% coupon (the “Interest”), payable quarterly over a 5-year term and will be convertible at Denison’s option into common shares of F3 at a conversion price of $0.56 per share. F3 has at its sole discretion, the right to pay up to one-third of the Interest in common shares of F3 issued at a price per common share equal to the volume weighted average share price of F3’s common shares on the TSX Venture Exchange for the 20 trading days ending on the day prior to the date on which such payment of Interest is due. F3 will also have certain redemption rights on or after the third anniversary of the date of issuance of the Debentures and/or in the event of an F3 change of control. This investment is classified as financial assets measured at fair value through profit or loss.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The convertible debt instruments are classified as non - current as they are convertible and redeemable for a period more than one year after the balance sheet date. During the year ended December 31, 2025, a portion of the interest payable on the convertible debentures was settled in shares, at the option of the debtor per the unsecured convertible debenture agreement.

Investment in uranium

At December 31, 2025, the Company holds a total of 1,700,000 pounds of physical uranium as uranium oxide concentrates (“U3O8”) at a cost of $62,487,000 (US$50,539,000 or US$29.73 per pound of U3O8) and market value of $190,276,000 (US$138,615,000 or US$81.55 per pound of U3O8). At December 31, 2024, the Company held 2,200,000 pounds of U3O8 at a cost of $80,729,000 (US$65,289,000 or US$29.67 per pound of U3O8) and market value of $231,088,000 (US$160,600,000 or US$73.00 per pound of U3O8). The investments in physical uranium exclude the Company’s share of uranium production from mining operations.

During 2025, the Company completed four uranium sales, selling an aggregate of 500,000 pounds of U3O8 at an average price of US$78.63 per pound for proceeds of US$39,314,000 ($54,251,000). As at December 31, 2025, the Company has a commitment to sell 550,000 pounds of U3O8 throughout 2026 and therefore has classified a portion of the investment as a current asset.

7.INVESTMENT IN JOINT VENTURE

The investment in joint venture balance consists of:

	At December 31	At December 31
(in thousands)	2025	2024

Investment in joint venture:
JCU	$19,450	$20,663
	$19,450	$20,663

A summary of the investment in JCU is as follows:

(in thousands)

Balance- December 31, 2024	$20,663
Investment at cost:
Equity share of loss	(1,213)
Balance- December 31, 2025	$19,450

JCU is a private company that holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in the WRJV, a 30.099% interest in the Millennium project (Cameco Corporation 69.901%), a 33.8118% interest in the Kiggavik project (Orano Canada Inc. 66.1882%), and a 34.4508% interest in the Christie Lake project (Uranium Energy Corp. 65.5492%).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize the consolidated financial information of JCU on a 100% basis, taking into account adjustments made by Denison for equity accounting purposes (including fair value adjustments and differences in accounting policies). Denison records its equity share of earnings (loss) in JCU one month in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting.

	At December 31	At December 31
(in thousands)	2025	2024

Total current assets(1)	$352	$3,226
Total non-current assets	39,227	38,838
Total current liabilities	(133)	(544)
Total non-current liabilities	(546)	(194)
Total net assets	$38,900	$41,326

	Twelve Months Ended	Twelve Months Ended
	November 30, 2025(2)	November 30, 2024(2)

Revenue	$—	$—
Net (loss) income	(2,426)	32
Other comprehensive income	—	—

JCU net asset reconciliation to Denison investment carrying value:
Adjusted net assets of JCU–at December 31	$41,326	$34,580
Net (loss) income	(2,426)	32
Investment from owners	—	6,714
Net assets of JCU–at November 30	$38,900	$41,326
Denison ownership interest	50.00%	50.00%
Investment in JCU	$19,450	$20,663
(1)	Included in current assets are $352,000 in cash and cash equivalents (December 31, 2024 - $3,226,000).
(2)	Represents JCU net loss for the twelve months ended November 30, 2025 (recorded one month in arrears), adjusted for differences in fair value allocations and accounting policies.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

8.RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize a portion of its reclamation obligations. The restricted cash and investments balance consists of:

	At December 31	At December 31
(in thousands)	2025	2024

Cash and cash equivalents	$3,858	$3,652
Investments	7,972	7,972
	$11,830	$11,624

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$3,858	$3,652
Letters of credit facility pledged assets	7,972	7,972
	$11,830	$11,624

At December 31, 2025 and December 31, 2024, investments consist of guaranteed investment certificates with maturities of less than 90 days.

Elliot Lake reclamation trust fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective December 21, 1995 with the Governments of Canada and Ontario. The agreement, as further amended in February 1999, requires the Company to maintain funds in the reclamation trust fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this reclamation trust fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs.

In 2025, the Company deposited an additional $995,000 into the Elliot Lake reclamation trust fund and withdrew $883,000. In 2024, the Company deposited an additional $1,328,000 into the Elliot Lake reclamation trust fund and withdrew $1,085,000.

Letters of credit facility pledged assets

At December 31, 2025, the Company has $7,972,000 on deposit with Bank of Nova Scotia (“BNS”) as pledged restricted cash and investments pursuant to its obligations under the letters of credit facility (see notes 13 and 22).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

9.PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment (“PP&E”) continuity summary is as follows:

	Plant and Equipment		Mineral	Total
(in thousands)	Owned	Right-of-Use	Properties	PP&E

Cost:
Balance-January 1, 2024	$112,705	$769	$180,813	$294,287
Additions	4,758	1,704	3,583	10,045
Disposals	(683)	(418)	—	(1,101)
Disposal-Foremost Transaction (note 6)	—	—	(238)	(238)
Reclamation adjustment (note 12)	(268)	—	—	(268)
Balance- December 31, 2024	$116,512	$2,055	$184,158	$302,725

Additions	43,831	199	3,929	47,959
Disposal-Cosa Transaction (note 6)	—	—	(4,485)	(4,485)
Acquisition-Skyharbour transaction	—	—	18,000	18,000
Disposals	(498)	—	—	(498)
Reclamation adjustment (note 12)	3,106	—	—	3,106
Balance- December 31, 2025	$162,951	$2,254	$201,602	$366,807

Accumulated amortization, depreciation:
Balance-January 1, 2024	$(38,833)	$(508)	$—	$(39,341)
Amortization	(640)	—	—	(640)
Depreciation	(3,983)	(226)	—	(4,209)
Disposals	605	418	—	1,023
Reclamation adjustment (note 12)	103	—	—	103
Balance- December 31, 2024	$(42,748)	$(316)	$—	$(43,064)

Amortization	(552)	—	—	(552)
Depreciation	(4,819)	(287)	(1,660)	(6,766)
Disposals	425	—	—	425
Reclamation adjustment (note 12)	76	—	—	76
Balance- December 31, 2025	$(47,618)	$(603)	$(1,660)	$(49,881)

Carrying value:
Balance- December 31, 2024	$73,764	$1,739	$184,158	$259,661
Balance- December 31, 2025	$115,333	$1,651	$199,942	$316,926

Plant and Equipment - Owned

The Company’s Plant and Equipment is predominantly comprised of (a) its 22.5% interest in the McClean Lake mill through its ownership interest in the MLJV (including various infrastructure, building and machinery assets); and (b) capital assets and long-lead items for the Wheeler River.

The additions to PP&E during the year ended December 31, 2025 primarily relate to long lead items for Wheeler River, and leasehold improvements.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Plant and Equipment – Right-of-Use

The Company has included the cost of various right-of-use (“ROU”) assets within its plant and equipment ROU carrying value amount. These assets consist of building, vehicle and office equipment leases. The majority of the asset value is attributable to the building lease assets for the Company’s office in Toronto and warehousing space in Saskatoon.

Mineral Properties

The Company has various interests in development, evaluation and exploration projects located in Saskatchewan, Canada, which are either held directly or through option or various contractual agreements. The following projects, all located in Saskatchewan, represent $169,566,000, or 84.8%, of the carrying value amount of mineral property assets as at December 31, 2025 (December 31, 2024 - $167,297,000, or 90.8%):

a)	Wheeler River – the Company has a 90.0% direct interest in the project, and an additional 5.0% indirect interest through its investment in JCU (includes the Phoenix and Gryphon deposits);
b)	Waterbury Lake – the Company has a 70.55% interest in the project (includes the THT and Huskie deposits) and a 2.0% net smelter return royalty on the portion of the project it does not own;
c)	McClean Lake – the Company has a 22.5% interest in the project (includes the Sue D, Sue E, Caribou, McClean North and McClean South deposits);
d)	Midwest – the Company has a 25.17% interest in the project (includes the Midwest Main and Midwest A deposits);
e)	Mann Lake – the Company has a 30.0% interest in the project;
f)	Wolly – the Company has a 20.77% interest in the project; and
g)	Johnston Lake – the Company has a 100% interest in the project.

Transaction with Cosa

On January 13, 2025, Denison completed a transaction with Cosa (see note 6), under which Cosa acquired a 70% interest in Denison’s 100% - owned Murphy Lake North, Darby, and Packrat properties in exchange for a 19.95% ownership interest in Cosa. The investment in Cosa was measured in accordance with IAS 28, Investment in Associates and Joint Ventures, at cost with a corresponding reduction of the mineral properties carrying value, representing the proportion of the properties sold to Cosa. The carrying value of the exploration properties disposed of was $4,485,000.

Transaction with Skyharbour

On December 17, 2025, Denison completed a transaction with Skyharbour Resources Ltd. (“Skyharbour”) whereby Denison acquired initial interests in claims comprising Skyharbour’s Russell Lake Uranium Project (“Russell”), which is located directly adjacent to Denison’s Wheeler River Project. The Russell property has been divided into four property joint ventures: Russell Lake, Getty East, Wheeler North, and Wheeler River Inliers, of which Denison has acquired initial ownership interests of 20%, 30%, 49%, and 70%, respectively. In addition, Denison and Skyharbour have entered into option agreements, which will allow Denison to increase its interest in each of the new Wheeler North and Getty East joint ventures to up to 70% based on future exploration spend and payments to Skyharbour. Denison paid a total of $18.0 million in consideration, with $12.0 million in cash and $6.0 million as shares.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

10.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The accounts payable and accrued liabilities balance consists of:

	At December 31	At December 31
(in thousands)	2025	2024

Trade payables	$19,968	$13,289
Interest payable on Convertible Notes	7,645	—
Payables in MLJV and MWJV	8,999	7,007
Other payables	4,590	1,037
	$41,202	$21,333

11.DEFERRED REVENUE

The deferred revenue balance consists of:

	At December 31	At December 31
(in thousands)	2025	2024

CLJV Toll Milling-Ecora	$31,910	$33,993
Uranium Prepayment	8,235	—
	$40,145	$33,993

Deferred revenue-by balance sheet presentation:
Current	$4,517	$4,501
Non-current	35,628	29,492
	$40,145	$33,993

The CLJV toll milling continuity summary is as follows:

(in thousands)	2025	2024

Balance-January 1	$33,993	$34,958
Revenue recognized during the period (note 18)	(4,918)	(4,023)
Accretion (note 17)	2,835	3,058
Balance- December 31	$31,910	$33,993

Arrangement with Ecora

In February 2017, Denison closed an arrangement with Ecora Resources PLC (“Ecora”) pursuant to which, Denison received an upfront payment of $43,500,000 in exchange for its right to receive specified future toll milling cash receipts from the MLJV earned by the Company related to the processing of specified Cigar Lake ore through the McClean Lake mill under the current toll milling agreement with the CLJV from July 1, 2016 onwards (the “Ecora Arrangement”). The up-front payment was based upon an estimate of the gross toll milling cash receipts to be received by Denison discounted at a rate of 8.50%.

The Ecora Arrangement represents a contractual obligation of Denison to pay onward to Ecora any cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill. The deferred revenue balance represents a non-cash liability, which is adjusted as any toll milling revenue received by Denison is passed through to Ecora, or any changes in Cigar Lake Phase 1 and Phase 2 tolling milling production estimates are recognized.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

During 2025, the Company recognized $4,918,000 of toll milling revenue from the draw-down of deferred revenue, based on Cigar Lake toll milling production of 19,148,000 pounds U3O8 (100% basis). The draw - down in 2025 includes a cumulative increase in revenue for prior periods of $113,000 resulting from changes in estimates to the toll milling rates during 2025.

During 2024, the Company recognized $4,023,000 of toll milling revenue from the draw-down of deferred revenue, based on Cigar Lake toll milling production of 16,927,000 pounds U3O8 (100% basis). The drawdown in 2024 includes a cumulative decrease in revenue for prior periods of $207,000 resulting from changes in estimates to the toll milling drawdown rate during 2024.

The current portion of the deferred revenue liability reflects Denison’s estimate of Cigar Lake toll milling over the next 12 months. This assumption is based on current mill packaged production expectations and is reassessed on a quarterly basis.

Uranium Prepayment

In 2025, Denison entered a uranium sales contract with a third party which included upfront cash prepayments. Under this arrangement, Denison received $8,235,000 (US$6,000,000) in December 2025, with an additional US$4,000,000 due by the end of 2026. As consideration for the prepayments, the counterparty will receive a discount from the then prevailing market price on the sale of 4.5 million pounds of U3O8, with scheduled deliveries from 2028-2033. The prepayment has been recorded as deferred revenue. The amount of the upfront payment included a significant financing component, so the Company will recognize accretion expense on the deferred revenue.

12.RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At December 31	At December 31
(in thousands)	2025	2024

Reclamation obligations-by item:
Elliot Lake	$16,662	$18,071
MLJV and MWJV	13,293	12,057
Wheeler River and other	4,649	2,186
	$34,604	$32,314

Reclamation obligations-by balance sheet presentation:
Current	$1,060	$1,713
Non-current	33,544	30,601
	$34,604	$32,314

The reclamation obligations continuity summary is as follows:

(in thousands)	2025	2024

Balance-January 1	$32,314	$34,898
Accretion (note 19)	1,842	1,895
Expenditures incurred	(1,141)	(2,491)
Liability adjustments-balance sheet (note 9)	3,182	(165)
Liability adjustment-income statement (note 19)	(1,593)	(1,823)
Balance- December 31	$34,604	$32,314

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the Canadian Nuclear Safety Commission (“CNSC”). The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost, based on assumptions as to what levels of treatment will be required in the future, discounted at 6.20% per annum (December 31, 2024 – 5.72%). As at December 31, 2025, the undiscounted amount of estimated future reclamation costs, in current year dollars, is $44,762,000 (December 31, 2024 - $44,127,000). The reclamation costs are expected to be incurred between 2026 and 2085. Revisions to the reclamation liability for Elliot Lake are recognized in the income statement as the site is closed and there is no asset recognized for this site.

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The MLJV and MWJV operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of the expected future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of future reclamation costs discounted at 6.20% per annum (December 31, 2024 – 5.72%). As at December 31, 2025, the Company’s estimate of the undiscounted amount of future reclamation costs, in current year dollars, is $30,991,000 (December 31, 2024 - $24,789,000). The majority of the reclamation costs are expected to be incurred between 2038 and 2056. Revisions to the reclamation liabilities for the MLJV and MWJV are recognized on the balance sheet as adjustments to the assets associated with the sites.

Under the Saskatchewan Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. Accordingly, as at December 31, 2025, the Company has provided irrevocable standby letters of credit from a chartered bank in favour of the Saskatchewan Ministry of Environment, totalling $22,972,000 (December 31, 2024 - $22,972,000), which relate to the most recently filed reclamation plan dated November 2021.

Refer to note 13 for details regarding further amendment to the letters of credit facility that occurred in January 2026.

Site Restoration: Wheeler River and Other

The Company’s exploration and evaluation activities, including those related to Wheeler River, are subject to environmental regulations as set out by the government of Saskatchewan. Cost estimates of the estimated future decommissioning and reclamation activities are recognized when the liability is incurred. The accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 6.20% per annum (December 31, 2024 - 5.72%). As at December 31, 2025, the undiscounted amount of estimated future reclamation costs, in current year dollars, is estimated at $6,797,000 (December 31, 2024 - $2,829,000). The majority of the reclamation costs are expected to be incurred between 2028 and 2040. Revisions to the reclamation liabilities for exploration and evaluation activities are recognized on the balance sheet as adjustments to the net reclamation assets associated with the respective properties.

As at December 31, 2025, the Company has provided irrevocable standby letters of credit from a chartered bank in favour of the Saskatchewan Ministry of Environment, totalling $992,000, which relate to the most recently filed reclamation plan for the Phoenix FFT site, dated December 2022.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

13.OTHER LIABILITIES

The other liabilities balance consists of:

	At December 31	At December 31
(in thousands)	2025	2024

Other liabilities:
Flow-through financing premium liability	$4,730	$5,850
Lease obligations	2,243	2,333
Post-employment benefits	995	$1,016
Loan obligations	32	81
	$8,000	$9,280

Other liabilities-by balance sheet presentation:
Current	$5,342	$6,344
Non-current	2,658	2,936
	$8,000	$9,280

Lease Obligations

The Company has entered into leases related to various assets consisting of buildings, vehicles and office equipment. These assets are included in Plant and Equipment (note 9). The continuity of the Company’s leases is as follows:

(in thousands)	2025	2024

Opening Balance	$2,333	$287
Accretion (note 17)	184	82
Additions (note 8)	199	2,215
Repayments	(473)	(251)
Ending Balance	$2,243	$2,333

Debt Obligations – Scheduled Maturities

The following table outlines the Company’s scheduled maturities of its debt obligations at December 31, 2025:

	Lease	Loan	Total Debt
(in thousands)	Liabilities	Liabilities	Obligations

Maturity analysis-contractual undiscounted cash flows:
Next 12 months	$418	33	$451
One to five years	2,024	2	2,026
More than five years	570	—	570
Total obligation-end of period-undiscounted	3,012	35	3,047
Present value discount adjustment	(769)	(3)	(772)
Total obligation-end of period-discounted	$2,243	32	$2,275

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Letters of Credit Facility

In January 2026, the Company entered into an agreement with The Bank of Nova Scotia to amend the terms of the Company’s Fourth Amended and Restated Credit Agreement (the “Credit Facility”), to extend the maturity date to January 31, 2027. All other terms of the Credit Facility (amount of credit facility, tangible net worth covenant, investment amounts, pledged assets and security for the facility) remain unchanged by the amendment and the Credit Facility remains subject to letter of credit and standby fees of 2.40% (0.40% on the $7,972,000 covered by pledged cash collateral) and 0.75%, respectively. During the year ended December 31, 2025, the Company incurred letter of credit fees of $454,000 (December 31, 2024 - $419,000).

At December 31, 2025, the Company is in compliance with its Credit Facility covenants and has access to letters of credit of up to $28,478,000 (December 31, 2024 - $23,964,000). The Credit Facility is fully utilized as collateral for non-financial letters of credit issued in support of reclamation obligations for the MLJV, MWJV and Wheeler River (see note 12), as well as a performance guarantee letter of credit related to the Company’s power supply agreement with SaskPower.

14.CONVERTIBLE SENIOR UNSECURED NOTES AND CAPPED CALL DERIVATIVE OPTIONS

Convertible Senior Unsecured Notes

	At December 31	At December 31
(in thousands)	2025	2024

Host-liability of the Convertible Notes	$295,720	$—
Embedded Derivatives	316,444	—
	$612,164	$—

Convertible Notes-by balance sheet presentation:
Current	$—	$—
Non-current	612,164	—
	$612,164	$—

In August 2025, the Company issued US$345,000,000 ($476,307,000) of Convertible Notes, for net proceeds of $458,994,000, after commissions, fees and transaction costs of $17,313,000. The transaction costs are included in the amortized value of the host contract and amortized over the life of the Convertible Notes using the effective interest method. The Convertible Notes pay interest semi-annually at a rate of 4.25% per annum commencing on March 15, 2026, and mature on September 15, 2031. The holders of the Convertible Notes may convert their Convertible Notes after December 31, 2025 under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price of US$2.92 per share for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter, and only in the following quarter (the “Share Price Threshold”); (2) the trading price per $1,000 principal amount of the Note is equal to or less than 98% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the Convertible Notes are called for redemption by the Company; or (4) after June 15, 2031. The conversion rate is 342.9355 common shares per $1,000 principal amount of notes which represents a conversion price of approximately US$2.92 per share. Upon conversion the Company may settle the obligation, at its sole discretion, in either common shares, in cash at an equivalent value or in a combination of both.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The Company may redeem for cash all or any portion of the Convertible Notes on or after September 20, 2029, but only if Denison’s stock price reaches at least 130% of the conversion price for 20 out of the previous 30 consecutive trading days before the quarter ends. The redemption price represents 100% of the principal amount of the Convertible Notes, plus accrued and unpaid interest. The Convertible Notes contain a make-whole provision such that, in the event of a redemption, the conversion price is adjusted to ensure no loss to the Convertible Note holders. Upon the occurrence of specified corporate transactions, such as a change of control, major corporate transaction, or liquidation, the Company must offer to repurchase all or part of the outstanding Convertible Notes for cash.

Any Convertible Notes not converted, repurchased or redeemed prior to the maturity date will have their principal amount repaid by Denison in cash at maturity.

The early redemption feature and conversion option meet the definition of embedded derivatives (the “Embedded Derivatives”) and the Company has elected the option under IFRS to bifurcate the Embedded Derivatives from the host liability. The conversion option and redemption feature are treated as one unit on account of being closely related. The Embedded Derivatives are measured at fair value on issuance and at each reporting period, with changes in fair value recorded in Finance Expense within net earnings. The host liability was recorded as the residual amount and subsequently measured at amortized cost.

On the date of issuance, the Convertible Notes were trading at a premium to their face value, resulting in a fair value on issuance for the Convertible Notes of $512,328,000 (US$371,091,000), resulting in a day-one loss of $36,021,000, which has been recorded in other income (note 19).

The Embedded Derivatives are classified as a Level 2 financial instrument based on the IFRS 13, Fair Value Measurement, fair value hierarchy, and valued using a partial differential equation valuation model. The following key assumptions were used in the valuation model:

	Key Assumption	Key Assumption
	Inception	December 31, 2025

Maturity date	September 15, 2031	September 15, 2031
Debt traded price	107.5625	130.642
Volatility rate	61.9%	76.6%
Share price	US$2.03	US$2.63
Credit spread	9.633%	10.485%

The fair value of the Embedded Derivatives on the date of issuance (on August 15, 2025) was $205,086,000, resulting in a host liability being measured at $289,929,000 (the residual amount of $307,242,000 less $17,313,000 in transaction costs). At December 31, 2025, the Company’s share price had increased to US$2.63, as well as the volatility rate increasing to 76.6%, resulting in an increase in the fair value of the Embedded Derivatives to $316,444,000, and a fair value loss of $111,357,000 that was recognized in Finance Expense for the year ended December 31, 2025 (see note 19). The Share Price Threshold was not met from inception to the year ended December 31, 2025.

For the year ended December 31, 2025, the Company recorded interest expense of $15,244,000, including interest expense of $7,645,000 and accretion of the host liability related to the Convertible Notes, of $7,598,000 at an effective interest rate of 13.76% (note 19).

Capped Call Derivative Options

Concurrently with the issuance of the Convertible Notes, the Company purchased cash-settled call options (the “Capped Calls”) with a strike price equal to initial conversion price of the Convertible Notes of (US$2.92) and with a cap price of US$4.32 and, a term consistent with the term of the Convertible Notes. This transaction effectively increased the conversion price of the Convertible Notes to US$4.32 per share. The purchase price for the Capped Call transactions was approximately US$35,363,000 ($48,822,000).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The Capped Calls are accounted for as a derivative instrument and are re-measured to fair value at each reporting date. The Capped Calls are classified as a Level 3 financial instrument under IFRS 13, Fair Value Measurement and valued using a Monte Carlo model. The key assumptions used in the valuation model at inception and as at December 31, 2025, used in valuation of the conversion option are:

	Key Assumption	Key Assumption
	Inception	December 31, 2025

Maturity date	September 15, 2031	September 15, 2031
Strike price	US$2.916	US$2.916
Cap	US$4.32	US$4.32
Share price	US$2.14	US$2.63
Volatility rate	62.1%	76.6%
Risk free rate	3.58%	3.54%
Credit spread	0.6%	0.55%

The Capped Calls were initially valued at $29,679,000 (US$21,497,000) on August 15, 2025. The initial valuation resulted in a difference between the transaction price and the fair value on initial recognition of $19,143,000. In the Company’s judgement, the fair value of the capped calls was equal to the transaction price which was agreed between Denison and the parties and the difference between the transaction price and the valuation calculated using the Monte Carlo model was deemed to be due to unobservable inputs. As such, the difference was deferred and will be amortized over the contractual life of the options. Including the deferral of the loss, the total Capped Call value on August 15, 2025 was $48,822,000.

As at December 31, 2025, the fair value of the Capped Calls, including the deferred loss, was $47,993,000, resulting in a fair value loss of $829,000, that has been recognized in Finance Expense for the year ended December 31, 2025 (see note 19).

15.INCOME TAXES

The income tax recovery balance from continuing operations consists of:

(in thousands)	2025	2024

Deferred income tax:
Previously unrecognized tax assets	$3,764	—
Origination of temporary differences	2,656	$211
Prior year over (under) provision	212	25
Income tax recovery	$6,632	$236

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. The combined Canadian tax rate reflects the federal and provincial tax rates in effect in Ontario, Canada for each applicable year. A reconciliation of the combined Canadian tax rate to the Company’s effective rate of income tax is as follows:

(in thousands)	2025	2024

(Loss) Income before taxes – continuing operations	$(223,920)	$(91,826)
Combined Canadian tax rate	26.50%	26.50%
Income tax recovery (expense) at combined rate	59,339	24,334

Difference in tax rates	26,460	12,224
Non-deductible amounts	(41,413)	(12,864)
Non-taxable amounts	6,303	2,294
Recognition of previously unrecognized future tax assets	3,764	—
Renunciation of tax attributes-flow through shares	2,086	—
Change in deferred tax assets not recognized	(49,749)	(25,485)
Change in tax rates, legislation	(74)	(112)
Prior year under provision	212	25
Other	(296)	(180)
Income tax recovery	$6,632	$236

The deferred income tax assets (liabilities) balance reported on the balance sheet is comprised of the temporary differences as presented below:

	At December 31	At December 31
(in thousands)	2025	2024

Deferred income tax assets:
Property, plant and equipment, net	$387	$387
Post-employment benefits	266	268
Reclamation obligations	12,380	11,080
Non-capital tax loss carry forwards	2,481	13,806
Capital loss carry forward	14,680	17,738
Other	10,558	10,155
Deferred income tax assets-gross	40,752	53,434
Set-off against deferred income tax liabilities	(40,752)	(53,434)
Deferred income tax assets-per balance sheet	$—	$—

Deferred income tax liabilities:
Inventory	$(859)	$(850)
Property, plant and equipment, net	(25,360)	(35,872)
Investments-equity instruments and uranium	(14,680)	(17,738)
Other	(1,442)	(1,345)
Deferred income tax liabilities-gross	(42,341)	(55,805)
Set-off of deferred income tax assets	40,752	53,434
Deferred income tax liabilities-per balance sheet	$(1,589)	$(2,371)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The deferred income tax liability continuity summary is as follows:

(in thousands)	2025	2024

Balance-January 1	$(2,371)	$(2,607)
Recognized in income	6,632	236
Recognized in other liabilities (flow through shares)	(5,850)	—
Balance- December 31	$(1,589)	$(2,371)

Management believes that it is not probable that sufficient taxable profit will be available in future years to allow the benefit of the following deferred tax assets to be utilized:

	At December 31	At December 31
(in thousands)	2025	2024

Deferred income tax assets not recognized
Property, plant and equipment	$15,893	$9,323
Embedded Derivatives	19,521	—
Tax losses-capital	43,121	44,381
Tax losses-operating	109,736	86,494
Tax credits	1,719	2,500
Other deductible temporary differences	1,124	1,127
Deferred income tax assets not recognized	$191,114	$143,825

The expiry dates of the Company’s Canadian operating tax losses and tax credits are as follows:

	Expiry	At December 31	At December 31
(in thousands)	Date	2025	2024

Tax losses-gross	2026-2045	$410,956	$370,207

Tax benefit at tax rate of 26% - 27%		112,217	100,300
Set-off against deferred tax liabilities		(2,481)	(13,805)
Total tax loss assets not recognized		$109,736	$86,495
Tax credits	2026-2037	1,124	1,127
Total tax credit assets not recognized		$1,124	$1,127

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

16.SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Share Capital

Balance-January 1, 2024	890,970,371	$1,655,024
Issued for cash:
Shares issued proceeds-total	3,000,000	14,100
Less: flow-through share premium	—	(5,850)
Less: share issue costs	—	(722)
Other share issue proceeds-total	41,895	111
Less: other share issue costs	—	(16)
Share option exercises	1,105,167	1,373
Share option exercises-transfer from contributed surplus	—	647
Share unit exercises-transfer from contributed surplus	595,668	522
	4,742,730	10,165
Balance- December 31, 2024	895,713,101	$1,665,189
Issued for cash:
Shares issued proceeds-total	2,702,703	15,000
Less: flow-through share premium	—	(4,730)
Less: share issue costs	—	(815)
Other share issue proceeds-total	45,442	86
Less: other share issue costs	—	(19)
Share option exercises	876,002	1,310
Shares issued related to Skyharbour transaction (note 9)	1,607,372	6,000
Less: share issue costs	—	(19)
Share option exercises-transfer from contributed surplus	—	646
Share unit exercises-transfer from contributed surplus	666,330	1,183
	5,897,849	18,642
Balance- December 31, 2025	901,610,950	$1,683,831

Flow-Through Share Issues

During the year ended December 31, 2024, the Company completed a private placement of 3,000,000 flow-through common shares at a price of $4.70 per share for gross proceeds of $14,100,000. The income tax benefits of this issue were renounced to subscribers with an effective date of December 31, 2024. The related flow-through share premium liabilities are included as a component of other liabilities on the statement of financial position as at December 31, 2024 (see note 13) and were extinguished during 2025 when the tax benefit was renounced to the shareholders.

During the year ended December 31, 2025, the Company completed a private placement of 2,702,703 flow-through common shares at a price of $5.55 per share for gross proceeds of $15,000,000. The income tax benefits of this issue were renounced to subscribers with an effective date of December 31, 2025. The related flow-through share premium liabilities are included as a component of other liabilities on the statement of financial position as at December 31, 2025 (see note 13) and will be extinguished during 2026 when the tax benefit is renounced to the shareholders.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

17.SHARE-BASED COMPENSATION

The Company’s share-based compensation arrangements include share options, restricted share units (“RSUs”) and performance share units (“PSUs”).

Share-based compensation is recorded over the vesting period, and a summary of share-based compensation expense recognized in the statement of income (loss) is as follows:

(in thousands)	2025	2024

Share based compensation expense for:
Share options	$(1,523)	$(1,555)
RSUs	(3,224)	(3,102)
Share based compensation expense	$(4,747)	$(4,657)

An additional $3,665,000 in share-based compensation expense remains to be recognized, up until November 2028, on outstanding share options and share units at December 31, 2025.

Share Options

The Company’s Share Option Plan provides for the granting of share options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 39,670,000 common shares. As of December 31, 2025, an aggregate of 31,842,260 options (December 31, 2024 - 30,259,260) have been granted (less cancellations) since the Share Option Plan’s inception in 1997.

Under the Share Option Plan, all share options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any share option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. Typically, share options granted under the Share Option Plan have five-year terms and vesting period of two or three years. Share options issued during the twelve months ended December 31, 2025 and December 31, 2024 had vesting periods of three years.

A continuity summary of the share options is presented below:

	2025		2024
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number of	Price per	Number of	Price per
	Common	Share	Common	Share
	Shares	(CAD)	Shares	(CAD)

Share options outstanding-January 1	5,649,167	$1.85	5,220,667	$1.49
Grants	1,770,000	2.07	1,618,000	2.59
Exercises (1)	(876,002)	1.50	(1,105,167)	1.24
Expiries	—	—	(16,000)	0.68
Forfeitures	(187,000)	2.32	(68,333)	1.53
Share options outstanding-December 31	6,356,165	$1.95	5,649,167	$1.85
Share options exercisable-December 31	3,143,169	$1.74	2,575,834	$1.52
(1)	The weighted average share price at the date of exercise was $3.54 (December 31, 2024 - $2.63).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

A summary of the Company’s share options outstanding at December 31, 2025 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD)	(Years)	Shares	(CAD)

Share options outstanding
$1.01 to $1.50	1.47	2,037,832	1.42
$1.51 to $2.00	3.01	2,597,667	1.93
$2.01 to $2.50	3.19	234,000	2.21
$2.51 to $3.00	3.21	1,419,666	2.63
$3.01 to $3.61	4.86	67,000	3.61
Share options outstanding-December 31, 2025	2.59	6,356,165	$1.95

Share options outstanding at December 31, 2025 expire between March 2026 and November 2030.

The fair value of each share option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the assumptions used in the model to determine the fair value of share options granted:

	2025		2024

Risk-free interest rate	2.64% - 2.89%		3.01% - 3.75%
Expected stock price volatility	54.46% - 57.43%		60.73% - 66.40%
Expected life	3.40	years	3.40 years - 3.41	years
Expected dividend yield	—		—
Fair value per options granted	$0.86 to $1.49		$0.93 to $1.38

The fair values of share options with vesting provisions are amortized on a graded method basis as share-based compensation expense over the applicable vesting periods.

Share Units

The Company has a share unit plan which provides for the granting of share unit awards to directors, officers, employees and consultants of the Company, in the form of RSUs or PSUs. The maximum number of share units that are issuable under the share unit plan is 21,000,000. Each share unit represents the right to receive one common share from treasury, subject to the satisfaction of various time and / or performance conditions.

Under the plan, all share unit grants, vesting periods and performance conditions therein are approved by the Company’s board of directors. RSU vesting is time based and, as at December 31, 2025, all RSUs granted under the plan have been set to vest ratably over a period of three years. PSU vesting is based upon the achievement of stated and measurable performance conditions, rather than being solely time-based. As at December 31, 2025, all outstanding PSUs have vested, and no new PSUs were granted in 2025 or 2024.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

A continuity of the RSUs is presented below:

	2025		2024
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per RSU	Common	Per RSU
	Shares	(CAD)	Shares	(CAD)

RSUs outstanding-January 1	6,944,751	$1.56	5,580,919	$1.20
Grants	1,734,000	$2.18	1,878,000	$2.58
Exercises (1)	(666,330)	$1.78	(374,168)	$0.98
Forfeitures	(191,334)	$2.17	(140,000)	$2.21
RSUs outstanding-December 31	7,821,087	$1.66	6,944,751	$1.56
RSUs vested-December 31	4,718,752	$1.28	4,050,083	$1.08
(1)	The weighted average share price at the date of exercise was $2.28 (2023 - $2.42).

A continuity of the PSUs is presented below:

	2025		2024
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per PSU	Common	Per PSU
	Shares	(CAD)	Shares	(CAD)

PSUs outstanding-January 1	260,000	$0.98	481,500	$0.83
Exercises (1)	—	—	(221,500)	0.65
PSUs outstanding-December 31	260,000	$0.98	260,000	$0.98
PSUs vested-December 31	260,000	$0.98	260,000	$0.98
(1)	The weighted average share price at the date of exercise in 2024 was $2.63.

The fair value of each RSU and PSU granted is estimated on the date of grant using the Company’s closing share price on the day before the grant date.

18.ACCUMULATED OTHER COMPREHENSIVE INCOME

The accumulated other comprehensive income balance consists of:

	At December 31	At December 31
(in thousands)	2025	2024

Cumulative foreign currency translation	$236	$460
Experience gains-post employment liability
Gross	1,847	1,847
Tax effect	(485)	(485)
	$1,598	$1,822

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

19.SUPPLEMENTAL FINANCIAL INFORMATION

The components of Other income (loss) for continuing operations are as follows:

(in thousands)	2025	2024

Gains (losses) on:
Foreign exchange	$2,835	$2,278
Disposal of property, plant and equipment	18	162
Fair value changes:
Investments-equity instruments (note 6)	3,747	(4,934)
Investments-uranium (note 6)	13,439	(32,129)
Investments-debt instruments (note 6)	(1,232)	(2,565)
Reclamation obligation adjustments (note 12)	1,593	1,823
Gain on recognition of proceeds–UI Repayment Agreement	4,879	5,256
Other	(894)	(1,140)
Other income (loss) – continuing operations	$24,385	$(31,249)

The components of Finance income (expense) for continuing operations are as follows:

(in thousands)	2025	2024

Interest income	$8,387	$7,719
Convertible note interest expense	(7,645)	(5)
Fair value changes:
Convertible Notes – Embedded Derivates (note 14)	(111,357)	—
Convertible Notes – Day one Loss (note 14)	(36,021)	—
Investments-Capped Calls (note 14)	(829)	—
Accretion expense
Deferred revenue (note 11)	(2,835)	(3,058)
Reclamation obligations (note 12)	(1,842)	(1,895)
Convertible Notes (note 14)	(7,598)	—
Other	159	(103)
Finance (expense) income	$(159,581)	$2,658

A summary of lease related amounts recognized in the statement of income (loss) is as follows:

(in thousands)	2025	2024

Accretion expense on lease liabilities	$(184)	$(82)
Expenses relating to short-term leases	(13,533)	(6,189)
Expenses relating to non-short term low-value leases	(2)	(3)
Lease related expense-gross	$(13,719)	$(6,274)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The change in non-cash operating working capital items in the consolidated statements of cash flows is as follows:

(in thousands)	2025	2024

Change in non-cash working capital items:
Trade and other receivables	$(2,714)	$(823)
Inventories	(6,600)	(165)
Prepaid expenses and other assets	(314)	(524)
Accounts payable and accrued liabilities	10,436	9,181
Change in non-cash working capital items	$808	$7,669

20.SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the Mining segment and the Corporate and Other segment. The Mining segment includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Company also previously had a third primary segment of operations, which segment included the results of the Company’s environmental services business which provided mine decommissioning and other services to third parties. The Corporate and Other segment includes general corporate expenses not allocated to the other segments.

For the year ended December 31, 2025, reportable segment results were as follows:

			Total
		Corporate	Continuing
(in thousands)	Mining	and Other	Operations

Statement of Operations:
Revenues	$4,918	—	4,918

Expenses:
Operating expenses	$(5,660)	—	(5,660)
Exploration	(17,191)	—	(17,191)
Evaluation	(48,242)	—	(48,242)
General and administrative	—	(19,564)	(19,564)
	(71,093)	(19,564)	(90,657)
Segment loss	$(66,175)	(19,564)	(85,739)

Revenues-supplemental:
Toll milling services-deferred revenue (note 11)	4,918	—	4,918
	$4,918	—	4,918

Capital additions:
Property, plant and equipment (note 9)	$46,814	1,145	47,959

Long-lived assets:
Plant and equipment
Cost	$156,979	8,226	165,205
Accumulated depreciation	(47,587)	(634)	(48,221)
Mineral properties	199,942	—	199,942
	$309,334	7,592	316,926

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2024, reportable segment results were as follows:

			Total
		Corporate	Continuing
(in thousands)	Mining	and Other	Operations

Statement of Operations:
Revenues	$4,023	—	4,023

Expenses:
Operating expenses	$(4,815)	—	(4,815)
Exploration	(11,973)	—	(11,973)
Evaluation	(33,991)	—	(33,991)
General and administrative	(19)	(16,476)	(16,495)
	(50,798)	(16,476)	(67,274)
Segment loss	$(46,775)	(16,476)	(63,251)

Revenues-supplemental:
Toll milling services-deferred revenue (note 11)	4,023	—	4,023
	$4,023	—	4,023

Capital additions:
Property, plant and equipment (note 9)	$9,063	982	10,045

Long-lived assets:
Plant and equipment
Cost	$111,460	7,107	118,567
Accumulated depreciation	(42,591)	(473)	(43,064)
Mineral properties	184,158	—	184,158
	$253,027	6,634	259,661

Revenue Concentration

During 2025 and 2024, 100% of the Company’s revenue was from one customer in the mining segment.

Revenue Commitments

The Company is contracted to pay onward to Ecora all toll milling cash proceeds received from the MLJV related to the processing of specified Cigar Lake ore through the McClean Lake mill (see note 11). The timing and amount of such future toll milling cash proceeds are outside the control of the Company.

In 2025, Denison entered a uranium sales contract with a third party which included upfront cash prepayments. Under this arrangement, Denison received $8,235,000 (US$6,000,000) in December 2025, with an additional US$4,000,000 due by the end of 2026. As consideration for the prepayments, the counterparty will receive a discount from the then prevailing market price on the purchase of 4.5 million pounds of U3O8, with scheduled deliveries from 2028-2033.

Also in 2025, the Company entered into sales commitments with market-related pricing terms for 550,000 pounds of U3O8 with deliveries in 2026, and 250,000 pounds of U3O8 with deliveries in 2027. These deliveries are expected to be fulfilled by either the Company’s investments in physical uranium or its share of production from McClean Lake.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

21.RELATED PARTY TRANSACTIONS

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

In connection with KEPCO’s indirect investment in Denison in June 2009, KEPCO and Denison became parties to a strategic relationship agreement. With KEPCO’s indirect ownership of Denison’s shares transferred from an affiliate of KEPCO to KHNP Canada Energy Ltd. (“KHNP Canada”), an affiliate of KEPCO’s wholly-owned subsidiary, KHNP, Denison and KHNP Canada entered into an amended and restated strategic relationship agreement (“KHNP SRA”) in September 2017. The KHNP SRA provides KHNP Canada, amongst other matters, the rights to: (a) subscribe for additional common shares in Denison’s future public equity offerings; (b) a right of first opportunity if Denison intends to sell any of its substantial assets; (c) a right to participate in certain purchases of substantial assets which Denison proposes to acquire; and (d) a right to nominate one director to Denison’s board so long as its share interest in Denison is above 5.0%.

KHNP Canada is also the majority member of the Korea Waterbury Uranium Limited Partnership (“KWULP”). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (“WLUC”) and the WLULP, entities whose key asset is the Waterbury Lake property. At December 31, 2024, WLUC is owned by Denison Waterbury Corp (60%) and KWULP (40%) while the WLULP is owned by Denison Waterbury Corp (70.55% - limited partner), KWULP (29.45% - limited partner) and WLUC (0.02% - general partner). When a spending program is approved, each participant is required to fund these entities based upon its respective ownership interest or be diluted accordingly. Spending program approval requires 75% of the limited partners’ voting interest.

Since 2014, pursuant to various agreements and commitments between Denison and KWULP, KWULP has not funded its share of spending programs and Denison has funded 100% of such programs, resulting in the dilution of KWULP’s interest in the joint venture.

In 2024, Denison funded 100% of the approved fiscal 2024 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 69.35% to 70.32%, which was accounted for using an effective date of October 31, 2024. The increased ownership interest resulted in Denison recording its increased pro-rata share of the assets and liabilities of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $763,000.

In 2025, Denison funded the first cash call and therefore increased ownership from 70.32% to 70.55%. The increased ownership interest resulted in Denison recording its increased pro-rata share of the assets and liabilities of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $179,000. During the remainder of 2025 both Denison and KWULP funded their respective pro-rata share of the fiscal 2025 program for Waterbury Lake.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

(in thousands)	2025	2024

Salaries and short-term employee benefits	$(5,649)	$(4,397)
Share-based compensation	(3,152)	(3,314)
Key management personnel compensation	$(8,801)	$(7,711)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

22.CAPITAL MANAGEMENT AND FINANCIAL RISK

Capital Management

The Company’s capital includes the Convertible Notes and share equity. The Company has invested this capital in cash, cash equivalents, investments in debt instruments, investments in equity instruments, the current portion of debt obligations and the Convertible Notes. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities.

Long-term planning, annual budgeting and controls over major investment decisions are the primary tools used to manage the Company’s capital. The Company’s cash is managed centrally and disbursed to the various business units based on a system of internal controls that require review and approval of significant expenditures by the Company’s key decision makers. Under the Company’s delegation of authority guidelines, significant debt obligations require the approval of the Board of Directors.

The Company monitors and reviews the composition of its net cash and investment position on an ongoing basis and adjusts its holdings as necessary to achieve the desired level of risk and/or to accommodate operating plans for the current and future periods. At December 31, 2025, total capital was $980,370,000, which consists of Convertible Notes of $612,164,000 and total equity of $368,370,000 (December 31, 2024 - $564,322,000).

The Company’s net cash and investment position is summarized below:

	At December 31	At December 31
(in thousands)	2025	2024

Net cash and investments:
Cash and cash equivalents	$465,918	$108,518
Equity instrument investments	17,912	8,047
Investments-uranium	190,276	231,088
Investments-debt instruments	11,768	13,000
Investments - capped call options	47,993	—
Debt obligations-current	(492)	(375)
Convertible Notes – face value	(473,511)	—
Net cash and investments	$259,864	$360,278

Financial Risk

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk, commodity price risk, and equity price risk.

(a)Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company believes that the carrying amount of its cash and cash equivalents, trade and other receivables, restricted cash and investments, and investments in debt instruments represent its maximum credit exposure.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The maximum exposure to credit risk at the reporting dates is as follows:

	At December 31	At December 31
(in thousands)	2025	2024

Cash and cash equivalents	$465,918	$108,518
Trade and other receivables	5,332	3,075
Restricted cash and investments	11,830	11,624
Investments-debt instruments	11,768	13,000
	$494,848	$136,217

The Company limits the risk of holding cash and cash equivalents, and restricted cash and investments by dealing with credit worthy financial institutions. The majority of the Company’s normal course trade receivables balance relates to its joint operations and joint venture partners who have established credit worthiness with the Company through past dealings. Based on its historical credit loss experience, the Company has recorded an allowance for credit loss of $nil on its normal course trade receivables as at December 31, 2025 and December 31, 2024.

The Company’s Mongolia Sale Receivable is accounted for at fair value and is assessed as having a fair value of $nil using Level 3 inputs as at December 31, 2025 (December 31, 2024 - $nil). Refer to note 23 for further information.

(b)Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities as they become due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and equity investments, its financial covenants, and its access to credit and capital markets, if required.

The maturities of the Company’s financial liabilities at December 31, 2025 are as follows:

	Within 1	1 to 5	More than
(in thousands)	Year	Years	5 years

Accounts payable and accrued liabilities (note 10)	$33,557	—	—
Interest on Convertible Notes (note 14)	7,645	100,622	14,255
Debt obligations (note 13)	451	2,026	570
Convertible Notes (note 14)	—	—	473,511
	$41,653	102,648	488,336

(c)Currency Risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company predominantly operates in Canada and incurs the majority of its operating and capital costs in Canadian dollars.

As the prices of uranium are quoted in U.S. currency, fluctuations in the Canadian dollar relative to the U.S. dollar can significantly impact the valuation of the Company’s holdings of physical uranium from a Canadian dollar perspective.

The Company is also exposed to some foreign exchange risk on its net U.S dollar financial liability position, which is comprised of the Convertible Notes and U.S. denominated accounts payable balances, partially offset by cash and cash equivalents held in U.S. dollars and the Capped Call options.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2025, the Company’s net U.S dollar financial liability and uranium investments were valued in Canadian dollars at $498,981,000 and $190,276,000, respectively. Taken together, the Company has a net liability of U.S. dollar denominated balances of US$224,922,000. The impact of the Canadian dollar strengthening or weakening (by 10%) relative to the U.S dollar of the Company’s net U.S dollar-denominated liabilities is as follows:

	Dec. 31’2025	Sensitivity
	Foreign	Foreign	Change in
	Exchange	Exchange	net income
(in thousands except foreign exchange rates)	Rate	Rate	(loss)

Currency risk
CAD weakens	1.3725	1.5097	$(30,870)
CAD strengthens	1.3725	1.2352	$30,870

Currently, the Company does not have any programs or instruments in place to hedge this possible currency risk.

(d)Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings and on its assets through its investments in the F3 debt instruments, and the embedded derivative in the Convertible Notes. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The sensitivity analysis below illustrates the impact of interest rate risk at December 31, 2025:

		100 Basis point	100 Basis point
Absolute change	Base	increase	decrease

Embedded Derivatives-Convertible Notes (note 14)
Credit spread	10.485%	11.485%	9.485%
Fair value (in thousands)	$316,444	318,817	313,945

F3 debt instruments (note 6)
Credit spread	20.4%	21.4%	19.4%
Fair value (in thousands)	$11,768	11,558	11,983

(e)Commodity Price Risk

The Company’s uranium holdings are directly tied to the spot price of uranium. At December 31, 2025, a 10% increase in the uranium spot price would have increased the value of the Company’s holdings of physical uranium by $19,028,000, while a 10% decrease would have decreased the value of the Company’s holdings of physical uranium by $19,028,000.

(f)Equity Price Risk

The Company is exposed to equity price risk on its investments in equity instruments of other publicly traded companies. At December 31, 2025, a 10% increase in the equity price should increase the value of the Company’s holdings of equity instruments by $1,308,000, while a 10% decrease would decrease the value of the Company’s holdings of equity instruments by $1,308,000.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The Company is also exposed to equity price risk on its embedded derivatives in the Convertible Notes (note 14), Capped Calls (note 14) and the F3 debt instruments (note 6) due to the underlying equity price of the invested company. The sensitivity analysis below illustrates the impact of equity price risk on the convertible debt instruments held by the Company:

Absolute change	At December 31,2025	10% increase	10% decrease

Equity price of Denison ($US)	$2.66	2.93	2.39
Embedded Derivative fair value (in thousands)	$316,444	352,814	280,154
Capped Calls (in thousands)	$30,154	32,624	27,615

Equity price of F3	$0.15	0.17	0.14
Debt instrument fair value (in thousands)	$11,768	11,940	11,624

Fair Value of Investments and Financial Instruments

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 - Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, the variable interest rate associated with the instruments or the fixed interest rate of the instruments being similar to market rates.

During 2025 and 2024, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the classification of the Company’s financial assets and liabilities within the fair value hierarchy as at December 31, 2025 and December 31, 2024:

	Financial	Fair	December 31,	December 31,
	Instrument	Value	2025	2024
(in thousands)	Category(1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category B		$465,918	$108,518
Trade and other receivables	Category B		5,332	3,075
Investments
Equity instruments-shares	Category A	Level 1	11,949	7,767
Equity instruments-warrants	Category A	Level 2	1,131	280
Investments-uranium	Category A	Level 2	190,276	231,088
Debt instruments	Category A	Level 3	11,768	13,000
Capped call options	Category A	Level 3	47,993	—
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category B		3,858	3,652
Credit facility pledged assets	Category B		7,972	7,972
			$746,197	$375,352

Financial Liabilities:
Account payable and accrued liabilities	Category C		41,202	21,333
Debt obligations	Category C		2,280	2,414
Convertible Notes(2)	Category A/C	Level 2	639,526	—
			$683,008	$23,747
(1)	Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.
(2)	The Convertible Notes Embedded Derivatives are Category A and the Convertible Notes host liability is Category C. The fair value of the Convertible Notes is based on the last traded price in December 2025.

Investments in uranium are categorized in Level 2. Investments in uranium are measured at fair value at each reporting period based on the month-end spot price for uranium published by UxC and converted to Canadian dollars during the period-end indicative foreign exchange rate. The Capped Call options are categorized as Level 3, as there are significant inputs that are unobservable. The Convertible note Embedded Derivatives are categorized as Level 2, due to the use of a valuation model based on market observable inputs.

23.COMMITMENTS AND CONTINGENCIES

Capital Commitments

As of December 31, 2025, the WRJV has $60,346,000 in committed capital purchases (100% basis) related to long lead item procurement for items expected to be received over the next 3 to 24 months.

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Specific Legal Matters

Mongolia Mining Division Sale – Arbitration Proceedings with Uranium Industry a.s.

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to Uranium Industry a.s (“UI”) pursuant to an amended and restated share purchase agreement (the “GSJV Agreement”). The primary assets at that time were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. As consideration for the sale per the GSJV Agreement, the Company received cash consideration of US$1,250,000 prior to closing and the rights to receive additional contingent consideration of up to US$12,000,000.

On September 2016, the Mineral Resources Authority of Mongolia (“MRAM”) formally issued mining license certificates for all four projects, triggering Denison’s right to receive contingent consideration of US$10,000,000 (collectively, the “Mongolia Sale Receivable”). The original due date for payment of the Mongolia Sale Receivable by UI was November 16, 2016. This contingent consideration is accounted for at fair value. Upon the issuance of the mining license receivable, the fair value of the contingent consideration was increased from $nil to US$10,000,000 and upon the non-payment by UI the fair value was reduced back to $nil.

Under an extension agreement between UI and the Company, the payment due date of the Mongolia Sale Receivable was extended from November 16, 2016 to July 16, 2017 (the “Extension Agreement”). As consideration for the extension, UI agreed to pay interest on the Mongolia Sale Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a US$100,000 instalment amount towards the balance of the Mongolia Sale Receivable amount. The required payments were not made.

In February 2017, the Company served notice to UI that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and on December 12, 2017, the Company filed a Request for Arbitration between the Company and UI under the Arbitration Rules of the London Court of International Arbitration. The final award was rendered by an arbitration panel on July 27, 2020, with the panel finding in favour of Denison and ordering UI to pay the Company US$10,000,000 plus interest at a rate of 5% per annum from November 16, 2016, plus certain legal and arbitration costs.

In January 2022, the Company executed a Repayment Agreement with UI (the “Repayment Agreement”). Under the terms of the Repayment Agreement, UI has agreed to make scheduled payments of the Arbitration Award, plus additional interest and fees, through a series of quarterly installments and annual milestone payments until December 31, 2025. The total amount due to Denison under the Repayment Agreement is approximately US$16,000,000 inclusive of additional interest to be earned over the term of the agreement at a rate of 6.5% per annum. The Repayment Agreement includes customary covenants and conditions in favour of Denison, including certain restrictions on UI’s ability to take on additional debt, in consideration for Denison’s deferral of enforcement of the Arbitration Award while UI is in compliance with its obligations under the Repayment Agreement.

During the year ended December 31, 2025, the Company received US$3,497,000 from UI (December 31, 2024 - US$3,900,000), of which a portion relates to reimbursement of legal and other expenses incurred by Denison, resulting in the recognition of income of $4,879,000 (December 31, 2024 - $5,256,000) in the period. At December 31, 2025, US$702,000 or $963,000 remained outstanding under the Repayment Agreement. This amount was due from UI on December 31, 2025 and the Company is pursuing collection.This contingent consideration continues to be recorded at fair value at each period end (December 31, 2025 and 2024- $nil).

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2025, the Company had outstanding letters of credit of $28,478,000 for reclamation obligations and performance guarantees which are collateralized by the Company’s 2025 Credit Facility (see note 13).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

24.INTEREST IN OTHER ENTITIES

The significant subsidiaries, associates and joint arrangements of the Company at December 31, 2025 are listed below. The table also includes information related to key contractual arrangements associated with the Company’s mineral property interests that comprise 84.8% of the December 31, 2025 carrying value of its Mineral Property assets (see note 9).

		December		December	Fiscal
	Place	31, 2025		31, 2024	2025
	Of	Ownership		Ownership	Participating		Accounting
	Business	Interest (1)		Interest (1)	Interest (2)		Method

Subsidiaries
Denison Mines Inc.	Canada	100.00%		100.00%	N/A		Consolidation
Denison AB Holdings Corp.	Canada	100.00%		100.00%	N/A		Consolidation
Denison Waterbury Corp.	Canada	100.00%		100.00%	N/A		Consolidation
9373721 Canada Inc.	Canada	100.00%		100.00%	N/A		Consolidation
Denison Mines (Bermuda) I Ltd.	Bermuda	100.00%		100.00%	N/A		Consolidation

Joint Operations
Waterbury Lake Uranium Corp.(3)	Canada	60.00%		60.00%	100%		Voting Share (4)
Waterbury Lake Uranium LP(3)	Canada	70.55%		70.32%	100%		Voting Share (4)

Joint Venture
JCU	Canada	50.00%		50.00%	50.00%		EquityJ

Associates
Cosa Resources Corp.	Canada	16.87%		—	N/A		Equity
Foremost Clean Energy Ltd.	Canada	17.89%		19.13%	N/A		Equity

Key Contractual Arrangements
Wheeler River Joint Venture	Canada	90.00	%(5)	90.00%	100	%(6)	Denison Share(4)
Midwest Joint Venture	Canada	25.17%		25.17%	25.17%		Denison Share(4)
Mann Lake Joint Venture	Canada	30.00%		30.00%	30.00	%(7)	Denison Share(4)
Wolly Joint Venture	Canada	20.77%		20.77%	20.77%		Denison Share(4)
McClean Lake Joint Venture	Canada	22.50%		22.50%	22.50%		Denison Share(4)
(1)	Ownership Interest represents Denison’s percentage equity / voting interest in the entity or contractual arrangement.
(2)	Participating interest represents Denison’s percentage funding contribution to the particular joint operation or contractual arrangement. This percentage can differ from ownership interest in instances where other parties to the arrangement have carried interests, they are earning-in to the arrangement, or they are diluting their interest in the arrangement (provided the arrangement has dilution provisions therein).
(3)	WLUC and WLULP were acquired by Denison as part of the Fission Energy Corp. acquisition in April 2013. Denison uses its equity interest to account for its share of assets, liabilities, revenues and expenses for these joint operations. In 2025, both partners funded their proportionate share of expenditures, resulting in no change in ownership percentage.
(4)	Denison Share is where Denison accounts for its share of assets, liabilities, revenues and expenses in accordance with the specific terms within the contractual arrangement. This can be by using either its ownership interest (i.e. Voting Share) or its participating interest (i.e. Funding Share), depending on the arrangement terms. The Voting Share and Funding Share approaches produce the same accounting result when the Company’s ownership interest and participating interests are equal.
(5)	JCU owns 10% of the WRJV and therefore Denison indirectly owns an additional 5% interest in WRJV through its 50% ownership of JCU. Denison’s interest in JCU is accounted for using the equity method and is thus not reflected here as part of the Company’s ownership share in the WRJV.
(6)	In October 2024, JCU abstained from voting to support the Phoenix feasibility study and the approved development plan for Phoenix. In accordance with the terms of the WRJV agreement, non-support of an approved development plan by a participant means that such participant is no longer liable for its cost share of the project expenditures. As a result, Denison has funded 100% of the project expenditures from October 2024. The operator of JCU does not agree with Denison’s position, and this matter has not yet been resolved.
(7)	While the participating interest for 2025 for this arrangement is 30%, there were no expenditures during the year as there was no approved spending program carried out during fiscal 2025.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

25.	SUBSEQUENT EVENTS

Sale of Uranium

In March 2026, Denison finalized agreements to sell 150,000 pounds of U3O8 at a weighted average price of US$96.67 per pound for delivery during the second quarter 2026.